N E W S R E L E A S E

October 12, 2004	Trading Symbols:
News Release 04-14	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD INCREASES INDICATED SILVER RESOURCES AT PITARRILLA IN
MEXICO BY 46%; COMMENCES TRADING ON NASDAQ NATIONAL MARKET

Vancouver, B.C. – Silver Standard is pleased to report an updated block model resource estimate for its wholly-owned Pitarrilla silver project located approximately 170 kilometers northwest of Durango in the state of Durango, Mexico. Based on a cut-off of 40 grams of silver per tonne, indicated silver resources are now 60.2 million ounces, with inferred silver resources totalling 12.9 million ounces.

Using assays from 129 drill holes, Silver Standard has received the following updated block model resource estimate based on a cut-off grade of 40 grams of silver per tonne (James D. McCrae, P.Eng., an independent qualified person, as defined by Canada’s National Instrument 43-101).

Pitarrilla Resource Summary - by Zone (1)

Zone	Category	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Cordon Colorado	Indicated	12.5	115.3	3.4	46.3
	Inferred	3.3	93.9	2.7	10.0
Peña Dyke	Indicated	4.0	107.7	3.1	13.9
	Inferred	1.4	64.1	1.9	2.9

Pitarrilla Resource Summary - by Resource Category (1)

Category	Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Indicated	Cordon Colorado	12.5	115.3	3.4	46.3
Indicated	Peña Dyke	4.0	107.7	3.1	13.9
Subtotal		16.5	113.5	3.3	60.2
Inferred	Cordon Colorado	3.3	93.9	2.7	10.0
Inferred	Peña Dyke	1.4	64.1	1.9	2.9
Subtotal		4.8	85.3	2.5	12.9

The updated resource estimate is based on results of 78 reverse circulation drill holes totalling 8,700 meters at Cordon Colorado and 51 reverse circulation drill holes totalling 5,500 meters at Peña Dyke. Both Cordon Colorado and Peña Dyke outcrop and are mineable with bulk mining methods.

In addition to drilling, metallurgical test work has continued on the mineralization at Pitarrilla. Mill processes have been refined and are now yielding silver recoveries ranging from 80% to 95%. Further metallurgical test work is planned to optimize silver recoveries.

In April 2004, Silver Standard reported a preliminary resource estimate, based on results received from 81 holes, with indicated silver resources of 41.1 million ounces and inferred silver resources of 12.9 million ounces. The updated resource estimate has increased indicated resources by 46%. To date, Pitarrilla is contributing to Silver Standard’s resource portfolio at a discovery cost of approximately US$0.02 per resource ounce of silver.

In the coming months, Silver Standard’s main focus at Pitarrilla will be the drilling of the Javelina Creek zone, the third known silver zone on the property located two kilometers east of the Peña Dyke zone. Drilling has commenced and additional drill roads and pads are under construction. In addition, further exploration will be carried out at Cordon Colorado in an effort to determine the high grade source for the Cordon Colorado and Peña Dyke mineralization. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard is also pleased to announce that its shares will commence trading at the open today on the Nasdaq National Market under the symbol SSRI. With a National Market posting, the company anticipates higher visibility among institutional investors, brokers and financial news media, as well as greater ability for shareholders and potential investors to monitor trading of Silver Standard’s common shares in popular news publications.

With the updated resource estimate for Pitarrilla, Silver Standard now has measured and indicated silver resources of 422.8 million ounces and inferred silver resources of 446.1 million ounces, and moves one step closer to its objective of one billion ounces of silver in all resource categories. At October 7, 2004, Silver Standard has 48.6 million shares issued, US$36.1 million in cash, 1.95 million ounces of silver bullion valued at US$13.9 million, marketable securities valued at US$4.3 million and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Category totals may differ from zone totals due to rounding. Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.